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                          August 25, 2023

       Mark Dmytruk
       Chief Financial Officer
       Ginkgo Bioworks Holdings, Inc.
       27 Drydock Avenue
       8th Floor
       Boston, MA 02210

                                                        Re: Ginkgo Bioworks
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 23,
2023
                                                            File No. 333-274171

       Dear Mark Dmytruk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marko Zatylny, Esq.